Exhibit 12
WHITE MOUNTAINS INSURANCE GROUP, LTD.
Statement Re Computation of Ratio of Earnings to Fixed Charges
($ in millions except ratios)

	Year Ended
	2014	2013	2012	2011	2010
Consolidated pre-tax income from continuing operations before equity in earnings of affiliates, accounting changes and extraordinary items	$301.7	$344.9	$262.8	$98.0	$189.3
Distributed income of equity investees					—
Interest expense on debt	41.9	42.5	44.8	55.2	57.3
Interest portion of rental expense	6.5	6.7	6.3	7.6	9.4
Earnings	$350.1	$394.1	$313.9	$160.8	$256.0
Interest expense on debt	$41.9	$42.5	$44.8	$55.2	$57.3
Interest portion of rental expense	6.5	6.7	6.3	7.6	9.4
Fixed charges	$48.4	$49.2	$51.1	$62.8	$66.7
Ratio of earnings to fixed charges	7.2	8.0	6.1	2.6	3.8